UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549 FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2018

Commission File Number: 333-191564

BOSTON CARRIERS, INC.

(Name of Registrant)

18 Poseidonos Ave., Athens 17674 Greece

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]   Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Copies to:

Marc J. Ross, Esq.

Sichenzia Ross Ference Kesner LLP

1185 Avenue of the Americas, 37th Floor

New York, New York 10036

Telephone: (212) 930-9700

BOSTON CARRIERS, INC.

On April 9, 2018, Boston Carriers, Inc. (the “Company”) issued a press release announcing that it has entered into an exclusive strategic alliance agreement (the “Agreement”) with Nuova Abibes SRL (“Nuova”), a leading liquefied petroleum gas (“LPG”) storage company owning the largest LPG storage terminate in northern Italy. A copy of the press release is attached hereto as Exhibit 99.1.

Pursuant to the terms of the Agreement, the Company and Nuova undertake to jointly identify acquisition opportunities of LPG storage facilities and LPG carrier vessels by using each of their respective resources and market expertise, among other things. The foregoing description of the Agreement does not purport to be complete and is subject to, and qualified in its entirety by reference to the completed text of the Agreement filed as Exhibit 99.2 hereto and incorporated herein by reference.

A copy of the Company’s press release is furnished herewith as Exhibit 99.1 and is incorporated herein by reference. The press release shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act, as amended (the “Exchange Act”), or incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.

The Company files reports on Form 6-K with the US Securities and Exchange Commission (“SEC”) pursuant to the requirements of the Exchange Act. The SEC reports of the Company are available to the public over the internet at the SEC’s website at www.sec.gov and from the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549 (telephone 1-800-SEC-0330).

Forward-looking statements

This Form 6-K and the information incorporated by reference in this Form 6-K include statements that constitute forward-looking statements. In addition, in the future the Company and others on its behalf may make statements that constitute forward-looking statements. When evaluating forward-looking statements, you should carefully consider the cautionary statement regarding forward-looking information, the risk factors and other information set forth in the Company’s reports on Form 6-K furnished to or filed with the SEC, and other uncertainties and events.

No Offer to Sell Securities

The attached information is not an offer to sell or a solicitation of an offer to purchase any security in the United States or elsewhere and shall not constitute an offer, solicitation or sale in any state or jurisdiction in which, or to any person to whom such an offer, solicitation or sale would be unlawful. No securities may be offered or sold within the United States or to U.S. persons absent registration or an applicable exemption from registration requirements. Any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from any issuer of such securities and that will contain detailed information about us.

EXHIBITS

Exhibit Number	Description
99.1	Press Release, dated April 9, 2018
99.2	Strategic Alliance Agreement, dated April 4, 2018, by and between Boston Carriers, Inc. and Nuova Abibes SRL

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BOSTON CARRIERS, INC.

Date: April 11, 2018	By: /s/ ANTONIOS BERTSOS
Antonios Bertsos
Chief Executive Officer